UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2015

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

An Extraordinary General Meeting of Shareholders of CELYAD SA (the “Company”), will be held on November 5, 2015 at 11:00 a.m. (local time), at the Company’s principal executive offices, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert, Belgium. In connection with the aforementioned Extraordinary General Meeting of Shareholders, the Company hereby furnishes the following documents:

1.	Information Concerning the Rights of Shareholders Pursuant to Articles 533TER and 540 of the Belgian Company Code on the Occasion of the Extraordinary General meeting of the Company to be Held on 5 November 2015 at 11.00 AM (CET) at the Company’s Registered Office, attached hereto as Exhibit 99.1.

2.	Invitation to the Extraordinary Shareholders’ Meeting of 5 November 2015, attached hereto as Exhibit 99.2.

3.	Proxy Form being mailed to shareholders of the Company for use in connection with the Extraordinary General Meeting of Shareholders, attached hereto as Exhibit 99.3.

EXHIBITS

Exhibit	Description

99.1	Information Concerning the Rights of Shareholders Pursuant to Articles 533TER and 540 of the Belgian Company Code on the Occasion of the Extraordinary General meeting of the Company to be Held on 5 November 2015 at 11.00 AM (CET) at the Company’s Registered Office

99.2	Invitation to the Extraordinary Shareholders’ Meeting of 5 November 2015

99.3	Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: October 5, 2015	By:	/s/ Patrick Jeanmart
Patrick Jeanmart
Chief Financial Officer